EXHIBIT 99.(A)(1)(A)

IMMEDIATELY -- July 12, 2000

Jack Liles:  (601) 933-1240


                             HIGH ROAD EXTENDS
                        SUBSEQUENT OFFERING PERIOD


JACKSON, MS -- July 12, 2000 -- High Road Acquisition Corp. announced today that the subsequent offering period for its subsidiary High Road Acquisition Subsidiary Corp.'s $8.05 per share cash tender offer for all of the outstanding shares of common stock of KLLM Transport Services, Inc. (Nasdaq National Market-KLLM), which was scheduled to expire at 12:00 Midnight, New York City time on Tuesday, July 11, 2000, has been extended. The subsequent offering period now expires at 5:00 p.m., New York City time on Tuesday, July 18, 2000. The same price paid during the initial offering is extended through the subsequent offering period: $8.05 per share, net to the seller in cash, to KLLM stockholders. If High Road further extends the subsequent offering period, a public announcement of the extension will be made no later than 9:00 a.m. New York City time on the next business day after the day on which the subsequent offering period was scheduled to expire. Shares tendered during the subsequent offering period may not be withdrawn.

     As of 12:00 Midnight, New York City Time on July 11, 2000, approximately 2,721,959 shares of KLLM common stock were validly tendered during the initial and subsequent offering periods, including 23,128 pursuant to Notice of Guaranteed Delivery. The tendered shares, together with the 689,123 shares acquired by High Road Acquisition Corp. from the Liles family, represent approximately 83.1% of the outstanding shares of KLLM common stock.

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